SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 17 March 2003


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





Bank of Ireland Group announces that on 14 March 2003, it purchased 1,685,000 units of Ordinary Stock at a price of Euro 9.5987 per unit of Ordinary Stock to be held as Treasury Stock.

The total units of Ordinary Stock acquired since the commencement of the rolling share buy back programme on 12 February 2003 is 13,445,055 representing 1.3% of the issued Ordinary Stock before the buy back commenced. The stock was purchased at an average price Euro 9.8989 per unit and is being held as Treasury Stock.



For further information please contact:

Fiona Ross / Mary King     Group Investor Relations          +353 1 604 3501
Anne Mathews               Group Corporate Communications    +353 1 604 3836


Announcement date: 17 March 2003





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary


Date: 17 March 2003